UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CoreSite Realty Corporation

(Name of Subject Company)

Appleseed Merger Sub LLC

(Offeror)

American Tower Corporation

Appleseed Holdco LLC

(Parents of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

21870Q105

(Cusip Number of Class of Securities)

Edmund DiSanto

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

116 Huntington Avenue

Boston, Massachusetts 02116

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Benet J. O’Reilly

Kimberly R. Spoerri

Michael Saliba

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable.	Not applicable.

*	A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Appleseed Merger Sub LLC, a Maryland limited liability company (“Purchaser”) and wholly owned subsidiary of American Tower Corporation (the “Company”), to acquire all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of CoreSite Realty Corporation, a Maryland corporation (“CoreSite”), at a purchase price of $170.00 per Share, without interest and subject to any applicable withholding of taxes, net to the seller in cash, pursuant to the Agreement and Plan of Merger, dated as of November 14, 2021, by and among the Company, Purchaser, CoreSite and the other parties thereto.

Additional Information and Where to Find It

The tender offer described in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of CoreSite nor is it a substitute for any tender offer materials that the Company, Purchaser, Appleseed Holdco LLC or CoreSite will file with the Securities and Exchange Commission (the “SEC”). A solicitation and an offer to buy shares of CoreSite will be made only pursuant to an offer to purchase and related materials that the Company intends to file with the SEC. At the time the tender offer is commenced, the Company will file a Tender Offer Statement on Schedule TO with the SEC, and CoreSite will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. CORESITE’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of CoreSite at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting the Company or CoreSite. Copies of the documents filed with the SEC by the Company will be available free of charge under the “Investor Relations” section of the Company’s website at www.americantower.com. Copies of the documents filed with the SEC by CoreSite will be available free of charge under the “Investors” section of CoreSite’s website at www.coresite.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, the Company and CoreSite file annual, quarterly and current reports, proxy statements and other information with the SEC. The Company’s and CoreSite’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains statements about future events and expectations, or “forward-looking statements,” all of which are inherently uncertain. We have based these forward-looking statements on management’s current expectations and assumptions and not on historical facts. When we use words such as “projects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “expects,” “forecasts,” “should,” “would,” “could,” “may” or similar expressions, we are making forward-looking statements. Examples of these statements include, but are not limited to, statements regarding the proposed closing of the transaction described above, the Company’s ability to successfully integrate the assets it acquires or utilize such assets to their full capacity, including the integration of CoreSite following the consummation of the transaction described above, expected financial projections for the real estate portfolio and the impact on the Company’s consolidated results, the expected consideration and the expected sources of funds to finance the transaction described above and the intention to finance the transaction consistent with maintaining the Company’s investment grade credit rating. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to the ability of the parties to consummate the proposed transaction, uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of CoreSite’s stockholders will tender their stock in the offer, the possibility that competing offers will be made, the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, the effects of the transaction on relationships with employees, other business partners or governmental entities, the difficulty of predicting the timing or outcome of regulatory approvals or actions and the ability of the Company to realize the benefits it expects from the transaction. For additional important factors that may cause actual results to differ materially from those indicated in these forward-looking statements, we refer you to the information contained in Item 1A of the Company’s and CoreSite’s annual reports on Forms 10-K for the year ended December 31, 2020, each under the caption “Risk Factors” and in other periodic filings the Company and CoreSite make with the Securities and Exchange Commission (the “SEC”), including current reports on Form 8-K and quarterly reports on Form 10-Q, as well as the Schedule TO and related tender offer documents to be filed by the Company and the Schedule 14D-9 to be filed by CoreSite.

You should keep in mind that any forward-looking statement we make in this communication speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. Neither the Company nor CoreSite undertake any obligation to update the information contained in this communication to reflect subsequently occurring events or circumstances except as may be required by law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Transcript of American Tower Corporation investor call on November 15, 2021